Canon’s Court

22 Victoria Street

PO Box HM 1179

Hamilton HM 12

Islands of Bermuda

PRESS RELEASE

Creator Capital subsidiary ETV Channels On Demand co-ventures with Global Sports  Entertainment Group for broadband delivery of 127,000 video titles

HAMILTON, BERMUDA – April 3, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB)   (“CCL” or the "Company") announces a co-venture between its subsidiary, ETV Channels On Demand, Inc. and Global Sports & Entertainment Group (GSE) for broadband delivery of 127,000 video program titles.

This brings a wealth of additional content to ETV for delivery on demand over its global Internet distribution network.  GSE’s programming comprises multiple genres -- from boxing, wrestling, martial arts, and extreme sports, to classic television shows, Broadway and Music Concerts, as well as Las Vegas Reviews.  The emphasis is on pay-per-view live music and sports events such as “Cool World Extreme Sports”, “BigStar, Golden Gloves & Main Event Challenge Boxing”, Professional Wrestling from “The Golden Age of Wrestling”, “GLOW “, Music Concert Series “By Invitation Only”, “The 50th Anniversary of Rock & Roll” and “Smooth Jazz HD”, plus Theatrical Productions “Marilyn, In Her Own Words”, “Ghostdance”, and “Skintight & Erocktica” live from Las Vegas.  ETV’s global Internet viewers will be able to choose these and many other programming alternatives over the Internet, 24 hours a day, with full-screen broadcast resolution on a guaranteed bandwidth backbone -- at the click of a button.  ETV and GSE will split profits on a revenue share basis.

58 Million Initial Viewers

Initial distribution will be made through the ETV Channels On Demand system in Thailand through an aggregated group of ISP’s with more than 8 million broadband subscribers, and to a broadband subscriber base in China of over 50 million users.  Thereafter, through its partnership with Media Partners International, Co. Ltd of Thailand, ETV Channels on Demand will offer the content throughout Southeast Asia, Hong Kong, Taiwan, and India, where potential viewership approximates 600 million.

ETV’s partners in South America, Europe and the Middle East will provide an additional potential audience of 400 million for ETV Channels On Demand. This will expose the content of Global Sports & Entertainment Group to a massive global audience of some 1 billion viewers.

ETV:  Worldwide Broadband Distributor

With the addition of GSE’s abundant live sports and entertainment events, ETV further positions itself to be a major global digital distributor of high-quality entertainment and sports content for the international market, providing a total direct-to-the-consumer solution combining the latest Internet streaming technology with a massive choice of compelling content – on demand, 24 hours a day at the simple click of a keyboard button.

About Global Sports & Entertainment Group (GSE)

GSE maintains a massive catalogue of high-value sports and entertainment properties; creates; produces; acquires; and, distributes high concept programming designed to meet the demands of the consumer using a combination of state-of-the-art digital, high definition and HD3D conversion and restoration technologies.  All GSE properties are available for Traditional Distribution as well as: Internet Protocol Television (IPTV); Video On Demand (VOD); Pay-Per-View (PPV); and Streaming Media. By utilizing it¹s proprietary conversion and restoration technologies, GSE creates, produces and re-purposes new and existing media in all digital formats for maximum monetization in the global marketplace. GSE continues to create and acquire a significant volume of quality programming, on an ongoing basis, which will be available to a global Internet audience through ETV’s Channels on Demand system.

About Creator Capital

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah’s Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998.  Creator is a leading provider of interactive in-flight gaming entertainment software and services.  The company creates fun, exciting experiences for airline passengers by offering both PC amusement games (Sky Play) and onboard gaming entertainment (Sky Games) through airline multi-channel, interactive in-seat systems.  The Company has completed settlement of four outstanding CCL trade payables in the total amount of US$195,832.00 in exchange for CCL common shares at a deemed value of US$0.25 per common share.  A total of 783,328 shares will be issued.

CCL’s wholly owned subsidiary, ETV Channels on Demand, Inc. (“ETV”) is on track to becoming the world leader in Internet Protocol Television (IPTV).  ETV’s vertically integrated, end-to-end solution brings to viewers around the world -- on demand --  the highest quality, full-screen delivery over the Internet of original and compelling broadband television.  Through its global Internet distribution network, the Company is uniquely capable of offering to the subscriber bases of the world’s largest Internet Service Providers a growing wealth of original content, encompassing every conceivable genre from SPORT to FILM.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chairman of the Board

Corporate Contact:

CREATOR CAPITAL LTD Contact: Deborah Fortescue-Merrin Telephone: (604) 947-2555 Email: info@creatorcapital.com Website: http://www.creatorcapital.com	ETV CHANNELS ON DEMAND, INC. Tony Barnard (604) 639-0661 info@etvhollywood.tv http://www.etvhollywood.tv

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .